UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LSI Industries Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

502 16C 10 8

(CUSIP Number)

Fred Jalbout
President
Saco Technologies Inc.
260 Strathcona
Mont-Royal, Quebec
Canada  H3R 1E7
(514) 745-0310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   502 16C 10 8
1		Name Of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Saco Technologies Inc.
2	Check the Appropriate Box if A Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source Of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐
6		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,000,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 4.65%
14		Type of Reporting Person CO

CUSIP NO.   502 16C 10 8

1		Name Of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Fred Jalbout
2	Check the Appropriate Box if A Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source Of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐
6		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,000,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 4.65%
14		Type of Reporting Person IN

CUSIP NO.   502 16C 10 8

1		Name Of Reporting Person I.R.S. Identification Nos. of above persons (entities only) Bassam Jalbout
2	Check the Appropriate Box if A Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source Of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)	☐
6		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,000,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,000,000
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 4.65%
14		Type of Reporting Person IN

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3 is hereby amended to read as follows:
Item 3. Source and Amount of Funds or Other Consideration.

            After the sale of 419,355 Common Shares on September 13, 2007 by Saco, the Reporting Persons own 1,000,000 Common Shares in the aggregate.
Item 4 is hereby amended to add the following:

            On September 13, 2007 Saco sold in brokers transactions on the Nasdaq Global Select Market 419,355 Common Shares as follows:
            384,355 Common shares under SEC Rule 144 at a per share price of $20.554

            35,000 Common Shares pursuant to a registration statement filed with the SEC (File No. 333- 137675) at a per share price of $20.00.
            Item 5(c) is hereby amended to add the following: Other than the transactions referred to in Item 4, there were no transactions in the Common Shares by the Reporting Persons during the past 60 days except that effective August 24, 2007 Fred Jalbout was granted options to acquire 25,000 Common Shares at a per Share price of $19.76. Such options are exercisable at a rate of 25% per year of the aggregate grant beginning on the first anniversary of the grant date.
Item 5(e) is hereby amended to read as follows:

            (e) The Reporting Persons ceased to be five percent (5%) beneficial owners of the Common Shares on September 13, 2007.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 14, 2007
SACO TECHNOLOGIES INC.

By:	/s/ Fred Jalbout
Name: Fred Jalbout
Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

FRED JALBOUT

/s/ Fred Jalbout

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

BASSAM JALBOUT

/s/ Bassam Jalbout